UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

schedule 13d/A

Under The Securities Exchange Act Of 1934

(Amendment No. 1)*

Ocean Biomedical, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

67644C104

(CUSIP Number)

Suren Ajjarapu

515 Madison Avenue, Suite 8078

New York, New York 10022

(646) 908-2659

with a copy to:

Kate L. Bechen

Dykema Gossett PLLC

111 E. Kilbourn Ave., Suite 1050

Milwaukee, WI 53202

(414) 488-7300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 28, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 67644C104
1

Name Of Reporting Person

Surendra K. Ajjarapu, individually and as (i) managing member of Aesther Healthcare Sponsor, LLC, (ii) trustee of the Surendra Ajjarapu Revocable Trust of 2007, (iii) successor trustee and spouse of the trustee of the Sandhya Ajjarapu Revocable Trust of 2007, and (iv) manager of Sansur Associates, LLC

2	Check The Appropriate Box If A Member Of A Group (See Instructions): (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e) Not Applicable.
6	Citizenship Or Place Of Organization United States (Delaware)

Number of shares beneficially owned by each reporting person with:	7	Sole Voting Power 4,166
	8	Shared Voting Power 2,354,752
	9	Sole Dispositive Power 4,166
	10	Shared Dispositive Power 2,354,752

11	Aggregate Amount Beneficially Owned By Each Reporting Person 2,358,918 (1)
12	Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions): ☐
13	Percent Of Class Represented By Amount In Row 11 6.7% (2)
14	Type Of Reporting Person IN, OO

(1)	Excludes (i) 3,000,000 shares of Common Stock that may be issued to Aesther Healthcare Sponsor, LLC (the “Sponsor”) as Earnout Shares, as defined and described under “Exclusion of Shares Issuable in Connection with Earnout Rights” in Item 3 of the Original Schedule 13D. Mr. Ajjarapu is the Sponsor’s managing member, and in such capacity, he may be deemed to have or share beneficial ownership of the shares of Common Stock held directly by the Sponsor.

(2)	Calculated in accordance with the SEC rules for calculating percentages of beneficial ownership, based on the Issuer having an aggregate of 35,019,633 shares of Common Stock issued and outstanding, which includes (i) 33,724,467 shares of Common Stock reported as issued and outstanding by the Issuer, (ii) 1,291,000 shares of Common Stock underlying 1,291,000 Private Placement Warrants (all of which are exercisable within 60 days) issued to the Sandhya Ajjarapu Revocable Trust of 2007, of which Mr. Ajjarapu’s spouse is trustee and Mr. Ajjarapu is successor trustee, and (iii) 4,166 shares of Common Stock that may be purchased by Mr. Ajjarapu upon his exercise of a ten-year option granted to him under the Issuer’s 2022 Stock Option and Incentive Plan in accordance with the option’s exercisability schedule.

CUSIP NO. 67644C104
1	Name Of Reporting Person Aesther Healthcare Sponsor, LLC
2	Check The Appropriate Box If A Member Of A Group (See Instructions): (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): OO
5	Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e): Not Applicable.
6	Citizenship Or Place Of Organization United States (Delaware)

Number of shares beneficially owned by each reporting person with:	7	Sole Voting Power 0
	8	Shared Voting Power 315,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 315,000

11	Aggregate Amount Beneficially Owned By Each Reporting Person 315,000 (1)
12	Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions): ☐
13	Percent Of Class Represented By Amount In Row 11 0.9% (2)
14	Type Of Reporting Person OO

(1)	Excludes (i) 3,000,000 shares of Common Stock that may be issued to the Sponsor as Earnout Shares, as defined and described under “Exclusion of Shares Issuable in Connection with Earnout Rights” in Item 3 of the Original Schedule 13D.

(2)	Calculated in accordance with the SEC rules for calculating percentages of beneficial ownership, based on the Issuer having an aggregate of 33,724,467 shares of Common Stock issued and outstanding.

CUSIP NO. 67644C104
1	Name Of Reporting Person Surendra Ajjarapu Revocable Trust of 2007
2	Check The Appropriate Box If A Member Of A Group (See Instructions): (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): OO
5	Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e): Not Applicable.
6	Citizenship Or Place Of Organization United States (Delaware)

Number of shares beneficially owned by each reporting person with:	7	Sole Voting Power 0
	8	Shared Voting Power 469,300
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 469,300

11	Aggregate Amount Beneficially Owned By Each Reporting Person 469,300
12	Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions): ☐
13	Percent Of Class Represented By Amount In Row 11 1.4% (1)
14	Type Of Reporting Person OO

(1)	Calculated in accordance with the SEC rules for calculating percentages of beneficial ownership, based on the Issuer having an aggregate of 33,724,467 shares of Common Stock issued and outstanding.

CUSIP NO. 67644C104
1	Name Of Reporting Person Sandhya Ajjarapu Revocable Trust of 2007
2	Check The Appropriate Box If A Member Of A Group (See Instructions): (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): OO
5	Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e): Not Applicable.
6	Citizenship Or Place Of Organization United States (Delaware)

Number of shares beneficially owned by each reporting person with:	7	Sole Voting Power 0
	8	Shared Voting Power 1,549,200
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,549,200

11	Aggregate Amount Beneficially Owned By Each Reporting Person 1,549,200
12	Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions): ☐
13	Percent Of Class Represented By Amount In Row 11 4.4% (1)
14	Type Of Reporting Person OO

(1)	Calculated in accordance with the SEC rules for calculating percentages of beneficial ownership, based on the Issuer having 35,015,467 shares of Common Stock issued and outstanding, which includes (i) 33,724,467 shares of Common Stock reported as issued and outstanding by the Issuer, and (ii) 1,291,000 shares of Common Stock underlying 1,291,000 Private Placement Warrants (all of which are exercisable within 60 days) issued to the Sandhya Ajjarapu Revocable Trust of 2007.

CUSIP NO. 67644C104
1	Name Of Reporting Person Sandhya Ajjarapu, as Trustee of the Sandhya Ajjarapu Revocable Trust of 2007
2	Check The Appropriate Box If A Member Of A Group (See Instructions): (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): OO
5	Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e): Not Applicable.
6	Citizenship Or Place Of Organization United States (Delaware)

Number of shares beneficially owned by each reporting person with:	7	Sole Voting Power 0
	8	Shared Voting Power 1,549,200
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,549,200

11	Aggregate Amount Beneficially Owned By Each Reporting Person 1,549,200
12	Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions): ☐
13	Percent Of Class Represented By Amount In Row 11 4.4% (1)
14	Type Of Reporting Person IN (but as trustee, not individually)

(1)	Calculated in accordance with the SEC rules for calculating percentages of beneficial ownership, based on the Issuer having 35,015,467 shares of Common Stock issued and outstanding, which includes (i) 33,724,467 shares of Common Stock reported as issued and outstanding by the Issuer, and (ii) 1,291,000 shares of Common Stock underlying 1,291,000 Private Placement Warrants (all of which are exercisable within 60 days) issued to the Sandhya Ajjarapu Revocable Trust of 2007, of which Sandhya Ajjarapu is trustee and, in such capacity, may be deemed to have or share beneficial ownership of the shares of Common Stock held directly by the Sandhya Ajjarapu Revocable Trust of 2007.

CUSIP NO. 67644C104
1	Name Of Reporting Person Sansur Associates, LLC
2	Check The Appropriate Box If A Member Of A Group (See Instructions): (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): OO
5	Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e): Not Applicable.
6	Citizenship Or Place Of Organization United States (Delaware)

Number of shares beneficially owned by each reporting person with:	7	Sole Voting Power 0
	8	Shared Voting Power 21,252
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 21,252

11	Aggregate Amount Beneficially Owned By Each Reporting Person 21,252
12	Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions): ☐
13	Percent Of Class Represented By Amount In Row 11 0.1% (1)
14	Type Of Reporting Person OO

(1)	Calculated in accordance with the SEC rules for calculating percentages of beneficial ownership, based on the Issuer having an aggregate of 33,724,467 shares of Common Stock issued and outstanding.

EXPLANATORY NOTE

This Schedule 13D/A constitutes Amendment No. 1 (this “Schedule 13D/A No. 1”) to the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on February 24, 2023 (the “Original Schedule 13D”) by Aesther Healthcare Sponsor, LLC, a Delaware limited liability company (the “Sponsor”), and Mr. Surendra K. Ajjarapu, a non-employee director of the Issuer and the managing member of the Sponsor (“Mr. Ajjarapu”), with respect to the common stock, par value $0.0001 per share (the “Common Stock”), of Ocean Biomedical, Inc., a Delaware corporation (the “Issuer”) formerly known as Aesther Healthcare Acquisition Corp., a Delaware blank-check corporation (“AHAC”). Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13D remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Schedule 13D/A No. 1 have the meanings ascribed to them in the Original Schedule 13D.

This Schedule 13D/A No. 1 is being filed with the SEC for the following purposes:

(1) Update to the Number of Issued and Outstanding Shares of Common Stock. The percentage of outstanding shares of Common Stock (the “Common Shares”) beneficially owned by a Reporting Person (the “Beneficial Ownership Percentage”) should represent a fraction (the “Beneficial Ownership Fraction”), (i) the numerator of which consists of (x) the number of issued and outstanding Common Shares that are beneficially owned by the Reporting Person, plus (y) the number of Common Shares that the Reporting Person has a right to acquire beneficial ownership of within 60 days through, for example, the exercise or conversion of derivative securities (such securities, the “Deemed As Issued Shares”), and (ii) the denominator of which consists of (x) the total number of Common Shares issued and outstanding among all shareholders (the “Issuer I&O Amount”), plus (y) the Reporting Person’s number of Deemed As Issued Shares (such denominator amount, the “Total I&O Amount”).

The Original Schedule 13D miscalculated the Reporting Persons’ Beneficial Ownership Percentages by including in the denominator of each Reporting Person’s Beneficial Ownership Fraction an Issuer I&O Amount of 36,580,432 Common Shares, which was based on information gathered from the Issuer’s transfer agent. Based on new shareholder lists provided by the Issuer’s transfer agent, the Issuer I&O Amount included in each Reporting Person’s Total I&O Amount should have been 33,724,467 shares.

Furthermore, with respect to Mr. Ajjarapu’s Beneficial Ownership Percentage, the number of Deemed as Issued Shares that should have been reported in the denominator of Mr. Ajjarapu’s Beneficial Ownership Fraction mistakenly omitted the 4,166 shares of Common Stock that Mr. Ajjarapu has the right to acquire upon the exercise of the Incentive Plan Option that was granted to him under the Issuer’s 2022 Stock Option and Incentive Plan.

After correcting the Beneficial Ownership Fractions of both the Sponsor and Mr. Ajjarapu based on the information above, each Reporting Person’s Beneficial Ownership Percentage should have been reported as follows:

(a) Sponsor: 21.34%, not 19.89%, based on the Sponsor’s Total I&O Amount being 39,135,467 Common Shares, consisting of (i) the Issuer I&O Amount of 33,724,467 shares, plus (ii) the 5,411,000 Common Shares underlying the Sponsor’s 5,411,000 Private Placement Warrants, all of which were exercisable within 60 days of the Closing Date.

(b) Mr. Ajjarapu: 21.35%, not 19.90%, based on Mr. Ajjarapu’s Total I&O Amount being 39,139,633 Common Shares, consisting of (i) the Issuer I&O Amount of 33,724,467 shares, plus (ii) 5,411,000 Common Shares underlying the Sponsor’s 5,411,000 Private Placement Warrants, plus (iii) 4,166 Common Shares issuable upon the exercise of Mr. Ajjarapu’s Incentive Plan Option.

(2) Report Pro-Rata Distribution by the Sponsor. As described in Item 3 below, the Sponsor effected a pro-rata distribution of Common Shares and Private Placement Warrants to its members.

(3) Update to Date of Transfer of Lender Consideration Shares. The Original Schedule 13D reported that of the 1,365,000 Common Shares issued to the Sponsor as Extension Shares, the Sponsor transferred 1,050,000 Common Shares to NPIC Limited (the “Lender”) as payment of the Lender Consideration Shares that the Lender was entitled to under the Second Extension Agreement. However, the transfer of the Lender Consideration Shares did not occur until March 22, 2023 upon the execution of the Loan Modification Agreement between the Sponsor, the Issuer, and the Lender, dated March 22, 2023, a copy of which is attached hereto as Exhibit 99.6 and is incorporated herein by reference.

The beneficial ownership of each Reporting Person reported in this Schedule 13D/A No. 1 accounts for each of the changes described above to the extent applicable to each Reporting Person.

Item 2.	Identity and Background.

(a) Pursuant to § 240.13d-k under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), this Schedule 13D/A No. 1 is being filed jointly by the Sponsor, Sansur Associates, LLC, a Delaware limited liability company (“Sansur Associates”), the Surendra Ajjarapu Revocable Trust of 2007, a family trust (the “Suren Trust”), the Sandhya Ajjarapu Revocable Trust of 2007, a family trust (the “Sandhya Trust”), Sandhya Ajjarapu, not individually but solely in her capacity as trustee of the Sandhya Trust (“Mrs. Ajjarapu”), and Mr. Ajjarapu, individually and in his capacities as the (i) managing member of the Sponsor, (ii) manager of Sansur Associates, and (iii) trustee of the Surendra Trust (together with the aforementioned parties, the “Reporting Persons,” and each, a “Reporting Person”). Mr. Ajjarapu is married to Mrs. Ajjarapu and, as such, is deemed to beneficially own the securities held or controlled by Mrs. Ajjarapu, which include the Common Shares that Mrs. Ajjarapu is deemed to beneficially own as trustee of Sandhya Trust. Each Reporting Person disclaims beneficial ownership of all securities reported in this Schedule 13D/A No. 1 except to the extent of such Reporting Person’s pecuniary interest therein, other than those securities reported herein as being held directly by such Reporting Person.

(b) The residence or business address of each Reporting Person is as follows:

(i)	Mr. Ajjarapu:	515 Madison Avenue, Suite 8078, New York, New York 10022

(ii)	The Sponsor:	515 Madison Avenue, Suite 8078, New York, New York 10022
Attn: Suren Ajjarapu

(iii)	The Surendra Trust:	c/o Suren Ajjarapu, 19814 Sea Rider Way, Lutz, Florida 33559

(iv)	The Sandhya Trust:	c/o Sandhya Ajjarapu, 19814 Sea Rider Way, Lutz, Florida 33559

(v)	Mrs. Ajjarapu:	19814 Sea Rider Way, Lutz, Florida 33559

(vi)	Sansur Associates:	19814 Sea Rider Way, Lutz, Florida 33559, Attn: Suren Ajjarapu

(c) The principal business of each Reporting Person is as follows:

(i)	Mr. Ajjarapu:	No change since reporting in Item 1(c) of the Original Schedule 13D.

(ii)	The Sponsor:	No change since reporting in Item 1(c) of the Original Schedule 13D.

(iii)	The Surendra Trust:	Make and hold investments in securities and other assets.

(iv)	The Sandhya Trust:	Make and hold investments in securities and other assets.

(v)	Mrs. Ajjarapu:	Diversity and human capital consultant.

(vi)	Sansur Associates:	Make and hold investments in securities and other assets.

(d) During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, no Reporting Person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in the Reporting Person being subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Sponsor and Sansur Associates are Delaware limited liability companies. The Surendra Trust and the Sandhya Trust were formed under the laws of the State of Florida. Mr. Ajjarapu and Mrs. Ajjarapu are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

Pro-Rata Distribution. On February 28, 2023, the Sponsor effected a pro-rata distribution (the “Distribution”) to its members, for no consideration, of 2,625,000 shares of the Issuer’s Common Stock and 5,411,000 Private Placement Warrants. As reported in the Original Schedule 13D, the Common Shares distributed by the Sponsor were originally issued to the Sponsor in the form of Class B Founder Shares as consideration for the Sponsor’s initial investment in AHAC. Upon the Closing of the Business Combination, the Sponsor’s Class B Founder Shares automatically converted into shares of Class A Common Stock and were then reclassified into shares of Common Stock in accordance with the Reclassification. The Private Placement Warrants were originally purchased by the Sponsor for an aggregate purchase price of $5,411,000, pursuant to the terms of the Private Placement Warrants Purchase Agreement between the Sponsor and AHAC dated September 14, 2021 (the “Private Placement Agreement”), and were exercisable to purchase one share of Class A Common Stock at an exercise price of $11.50 per share. Upon the Reclassification, the Class A Common Stock underlying the Private Placement Warrants was reclassified into Common Stock.

In connection with the Sponsor’s Distribution: (i) Sansur Associates received 21,250 Common Shares; (ii) the Suren Trust received 469,300 Common Shares; and (iii) the Sandhya Trust received 258,200 Common Shares and 1,291,000 Private Placement Warrants, which become exercisable 30 days after the Closing of the Business Combination and expire five years after the Closing or earlier upon redemption or liquidation.

Following the Distribution, the Sponsor’s remaining holdings consist solely of 315,000 Common Shares. The Sponsor’s 315,000 Common Shares are a portion of the 1,365,000 Common Shares that the Sponsor was originally issued as consideration for the Business Combination Extensions in the form of Class A Extension Shares, which, in connection with the Closing of the Business Combination, were reclassified into shares of Common Stock in accordance with the Reclassification. As described in the Explanatory Note hereto under the heading, “Update to Date of Transfer of Lender Consideration Shares,” the Sponsor transferred the remaining 1,050,000 Common Shares that the Sponsor originally received as Class A Extension Shares to the Lender pursuant to the Loan Modification Agreement between the Sponsor, the Issuer, and the Lender on March 22, 2023.

Item 4.	Purpose of Transaction.

The information reported in Item 3 of this Schedule 13D is incorporated by reference into this Item 4. The Common Shares reported as beneficially owned by the Reporting Persons were acquired in connection with the Business Combination or the Sponsor’s Distribution and will be held for investment purposes.

The Sponsor is the sponsor of AHAC. Mr. Ajjarapu is a director of the Issuer and the managing member of the Sponsor, the manager of Sansur Associates, and the trustee of the Surendra Trust. Except as set forth herein and to the extent that Mr. Ajjarapu may have influence over the corporate activities of the Issuer, including activities that may relate to the items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, the Reporting Persons do not have any present plan or proposal that relate to or would result in any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons reserve the right to increase or decrease their position in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise, including the exercise of warrants, on such terms and at such times as the Reporting Persons may deem advisable. The Reporting Persons reserve the right to change their intention with respect to any and all matters referred to in this Item 4.

Item 5.	Interest in Securities of the Issuer.

(a) The table below reports the aggregate number of Common Shares beneficially owned by each Reporting Person, the total issued and outstanding Common Shares used to calculate each Reporting Person’s Beneficial Ownership Percentage in accordance with the SEC rules for calculating percentages of beneficial ownership, and each Reporting Person’s Beneficial Ownership Percentage as of the filing date of this Schedule 13D/A No. 1 (the “Filing Date”).

Reporting Person	Aggregate Number of Common Shares Beneficially Owned	Total I&O Amount of Common Shares		Beneficial Ownership Percentage
Mr. Ajjarapu(1)	2,358,918	35,019,633	(2)	6.7%
The Sponsor	315,000	33,724,467	(3)	0.9%
The Surendra Trust	469,300	33,724,467	(3)	1.4%
The Sandhya Trust	1,549,200	35,015,467	(4)	4.4%
Mrs. Ajjarapu, Trustee of the Sandhya Trust	1,549,200	35,015,467	(4)	4.4%
Sansur Associates	21,252	33,724,467	(3)	0.1%

(1)	Mr. Ajjarapu’s beneficial ownership includes his direct beneficial holdings as well as his indirect beneficial holdings as (i) managing member of the Sponsor, (ii) manager of Sansur Associates, (iii) trustee of the Surendra Trust, and (iv) spouse of the trustee and successor trustee of the Sandhya Trust.

(2)	Mr. Ajjarapu’s Total I&O Amount consists of (i) the Issuer I&O Amount of 33,724,467 Common Shares, (ii) 4,166 Common Shares issuable upon the exercise of Mr. Ajjarapu’s Incentive Plan Option, and (iii) 1,291,000 Common Shares underlying 1,291,000 Private Placement Warrants distributed to the Sandhya Trust from the Sponsor, which Mr. Ajjarapu is deemed to indirectly beneficially own through his marriage to Mrs. Ajjarapu, the trustee of the Sandhya Trust, and as the successor trustee of the Sandhya Trust.

(3)	The Reporting Person’s Total I&O Amount is equal to the Issuer I&O Amount of 33,724,467 Common Shares.

(4)	The Total I&O Amount for the Sandhya Trust and for Mrs. Ajjarapu, as trustee of the Sandhya Trust, consists of (i) the Issuer I&O Amount of 33,724,467 Common Shares, and (ii) 1,291,000 Common Shares underlying 1,291,000 Private Placement Warrants distributed to the Sandhya Trust from the Sponsor.

(b) With respect to each Reporting Person as of the Filing Date, the table below reports the number of Common Shares as to which there is sole power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Each Reporting Person expressly disclaims beneficial ownership of all of the Common Shares reported in this Schedule 13D/A No. 1 except to the extent of such Reporting Person’s pecuniary interest therein, and the filing of this Schedule 13D/A No. 1 shall not be construed as an admission that any such Reporting Person is, for purposes of Sections 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Schedule 13D/A No. 1.

Reporting Person	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Total Beneficially Owned
Mr. Ajjarapu	4,166	2,354,752	4,166	2,354,752	2,358,918
The Sponsor	0	315,000	0	315,000	315,000
The Surendra Trust	0	469,300	0	469,300	469,300
The Sandhya Trust	0	1,549,200	0	1,549,200	1,549,200
Mrs. Ajjarapu, Trustee of the Sandhya Trust	0	1,549,200	0	1,549,200	1,549,200
Sansur Associates	0	21,252	0	21,252	21,252

(c) Except as described in Item 3, Item 6, or elsewhere in this Schedule 13D/A No. 1, no transactions in the Common Shares reported in this Schedule 13D/A No. 1 were effected by the Reporting Persons during the past 60 days.

(d) Except as described in the Explanatory Note hereto under the heading “Update to Date of Transfer of Lender Consideration Shares” or otherwise set forth herein, to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Persons.

(e) On February 28, 2023, the Sponsor ceased to be the beneficial owner of more than 5% of the Common Stock of the Issuer upon effecting the pro-rata Distribution of Common Shares and Private Placement Warrants to the Sponsor’s members as described in Item 3 of this Schedule 13D/A No. 1.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as otherwise set forth in this Item 6 or elsewhere in this Schedule 13D/A No. 1, there are no contracts, arrangements, understandings, or similar relationships existing with respect to the securities of the Issuer between the Issuer and the Reporting Persons.

Private Placement Agreement

The Sponsor originally purchased the Private Placement Warrants that were the subject of the Distribution described herein pursuant to the Private Placement Agreement between AHAC and the Sponsor dated September 14, 2021. According to the original terms of the Private Placement Agreement, each Private Placement Warrant was exercisable to purchase one share of Class A Common Stock at an exercise price of $11.50 per share. Upon the Reclassification that was effected in connection with the Closing of the Business Combination, each share of Class A Common Stock underlying the Private Placement Warrants was reclassified into Common Stock. The Private Placement Warrants become exercisable 30 days after the Closing of the Business Combination and expire five years after the Closing or earlier upon redemption or liquidation. The foregoing summary of the Private Placement Warrants is qualified in its entirety by reference to the full text of the Private Placement Warrants Purchase Agreement, a copy of which is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Registration Rights Agreement

The Sponsor and AHAC entered into a Registration Rights Agreement on September 14, 2021 with respect to the Sponsor’s AHAC securities, including the Sponsor’s Class B Founder Shares and Private Placement Warrants. Upon the Closing of the Business Combination, the Class B Founder Shares automatically converted into shares of Class A Common Stock, which were automatically reclassified into Common Shares in accordance with the Reclassification (upon such conversion and reclassification, the “Founder Shares”). Similarly, the Class A Common Stock underlying the Private Placement Warrants automatically converted into Common Shares. Under the Registration Rights Agreement, the Issuer is required to register for resale the Private Placement Warrants, the Common Shares underlying the Private Placement Warrants, and the Founder Shares. Holders are entitled to make up to three demands, excluding short form registration demands, that the Company registers such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the Company’s completion of the initial Business Combination and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act. The Company will bear the expenses incurred in connection with the filing of any such registration statements. The foregoing description is qualified in its entirety by the terms of the Registration Rights Agreement, a copy of which is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Founders’ Letter Agreement

On September 14, 2021, in connection with AHAC’s initial public offering, AHAC, the officers and directors of AHAC, and the Sponsor entered into a letter agreement (the “Founders’ Letter Agreement”), pursuant to which the Sponsor became subject to certain restrictions with respect to the Founder Shares and the Private Placement Warrants. In particular, subject to certain limited exceptions, all Founders Shares are subject to a lock up until the earlier of (a) one year after the completion of AHAC’s Business Combination and (b) subsequent to the Business Combination, (x) if the closing price of the Class A common stock equals or exceeds $12.00 per unit (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Business Combination, or (y) the date on which AHAC completes a liquidation, merger, capital stock exchange, reorganization, or other similar transaction that results in all of the Company’s stockholders having the right to exchange their shares of Class A common stock for cash, securities, or other property.

Further, under the Founders’ Letter Agreement, the Sponsor agreed not to transfer any of its Private Placement Warrants or shares of Common Stock issued or issuable upon the exercise of the Private Placement Warrants until 30 days after the completion of the initial Business Combination, subject to certain exceptions, including transfers to the Sponsor’s members. The foregoing description is qualified in its entirety by the terms of the Founders’ Letter Agreement and the First Amendment thereto, copies of which are attached hereto as Exhibit 99.4 and Exhibit 99.5, respectively, and are incorporated herein by reference.

Loan Modification Agreement

As stated in the Explanatory Note hereto under the heading, “Update to Date of Transfer of Lender Consideration Shares,” on March 22, 2023, the Sponsor, the Issuer, and the Lender executed a Loan Modification Agreement, pursuant to which the Sponsor transferred 1,050,000 Common Shares to the Lender as consideration for the Lender’s agreement to extend the maturity date of the Sponsor’s repayment of a $1,050,000 loan. The foregoing description is qualified in its entirety by the terms of the Loan Modification Agreement, a copy of which is attached hereto as Exhibit 99.6 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

99.1	Joint Filing Agreement by and among the Reporting Persons.

99.2	Private Placement Warrants Purchase Agreement, dated as of September 14, 2021, by and between AHAC and the Sponsor (incorporated herein by reference to Exhibit 99.3 of the Original Schedule 13D (File No. 005-92863) filed by the Issuer with the SEC on February 24, 2023).

99.3	Registration Rights Agreement, dated as of September 14, 2021, by and among AHAC and the Sponsor (incorporated herein by reference to Exhibit 99.6 of the Original Schedule 13D (File No. 005-92863) filed by the Issuer with the SEC on February 24, 2023).

99.4	Letter Agreement, dated as of September 14, 2021, by and among AHAC, the officers and directors of AHAC, and the Sponsor (incorporated herein by reference to Exhibit 99.4 of the Original Schedule 13D (File No. 005-92863) filed by the Issuer with the SEC on February 24, 2023).

99.5	First Amendment to Insider Letter, dated as of September 2, 2022, by and among AHAC, the officers and directors of AHAC, and the Sponsor (incorporated herein by reference to Exhibit 99.5 of the Original Schedule 13D (File No. 005-92863) filed by the Issuer with the SEC on February 24, 2023).

99.6	Loan Modification Agreement, dated as of March 22, 2023, by and among the Sponsor, the Issuer, and the Lender.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the Reporting Persons certify that the information set forth in this statement is true, complete, and correct.

Date: March 23, 2023

AESTHER HEALTHCARE SPONSOR, LLC

By:	/s/ Surendra K. Ajjarapu
Surendra K. Ajjarapu
Managing Member

SURENDRA AJJARAPU REVOCABLE TRUST OF 2007

By:	/s/ Surendra K. Ajjarapu
Surendra K. Ajjarapu
Trustee

SANDHYA AJJARAPU REVOCABLE TRUST OF 2007

By:	/s/ Sandhya Ajjarapu
Sandhya Ajjarapu
Trustee

SANSUR ASSOCIATES, LLC

By:	/s/ Surendra K. Ajjarapu
Surendra K. Ajjarapu
Manager

/s/ Surendra K. Ajjarapu
Surendra K. Ajjarapu

/s/ Sandhya Ajjarapu
Sandhya Ajjarapu